THIS SUBSCRIPTION AGREEMENT (THIS "AGREEMENT") RELATES TO AN OFFERING OF SECURITIES IN TRANSACTIONS INTENDED TO BE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"). THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY U.S. STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, ASSIGNED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.

HER SONG FILM LLC
SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") represents and understands that Her Song Film, LLC, a New York limited liability company, (the "Company"), is offering up to 600 units (the "Securities"), for $1,666.66 USD per unit in a Regulation CF offering (the "Offering") subject to Company's Form C SEC Filing (the "Form C") and the Company's Operating Agreement, dated as of May 15, 2024, (the "Operating Agreement") (collectively, the Operating Agreement together with Form C, are the "Offering Documents"), each as may be amended. The offering has a minimum amount raised target of $50,000.00 (the "Target Offering Amount") and a maximum offering target of $1,000,000.00 (the "Maximum Offering Amount"). Once the Offering reaches the target offering amount, the Company may elect to hold an initial closing, as indicated below in section 3 and continue to raise funds up to the Maximum Offering Amount.

This **SUBSCRIPTION AGREEMENT** (together with all schedules and exhibits hereto, this "Subscription Agreement" or "Agreement") is dated effective as of [EFFECTIVE DATE] (the "Effective Date") by and between Her Song Film LLC, a New York limited liability company ("Company"), and the undersigned subscriber ("Subscriber") (each, a "Party" and collectively, the "Parties"). Capitalized terms used but not otherwise defined in this Subscription Agreement shall have the respective meanings ascribed to such terms in the Operating Agreement (as hereinafter defined).

WHEREAS, the Subscriber acknowledges having read and received the term sheet outlining the terms and conditions of the Offering (the "Term Sheet"); and

WHEREAS, the Subscriber acknowledges and understands that the purpose of the Company is the producing, completing, delivering, and marketing the motion picture presently entitled "Her Song" (the "Project").

NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES, COVENANTS, UNDERSTANDINGS AND CONDITIONS HEREINAFTER SET FORTH AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF

WHICH IS HEREBY ACKNOWLEDGED, IT IS AGREED AS FOLLOWS:

1. Subscription, Purchase, and Closing.

(a) *Subscription.* Subject to the terms and conditions of this Subscription Agreement and the regulation crowdfunding statutes and rules, Subscriber, intending to be legally bound, hereby irrevocably subscribes for and agrees to purchase [[SHARES]_____] Class C Units of the Company (the "**Securities**"), for an aggregate purchase price equal to $[AMOUNT]_] (the "**Purchase Price**").

(b) *Acceptance of Subscription.* The Securities subscribed for hereby will not be deemed owned by Subscriber, nor will Subscriber be deemed a holder of Securities of the Company, until: (i) this Subscription Agreement and the Operating Agreement have been executed by Subscriber and accepted in writing by the Company through the crowdfunding portal called "WeFunder" ("WeFunder"); and (ii) the Purchase Price is paid in full in accordance with the terms and conditions hereof. The Company reserves the right to accept or reject this subscription, in whole or in part, in its sole discretion, prior to the Company's execution of this Subscription Agreement. If this subscription is rejected in whole by the Company, this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

Further, Subscriber shall execute and deliver to the Company any supporting documentation requested by the Company. Subscriber shall complete, sign, and return to the Company as soon as possible, any other documents, questionnaires, notices, and undertakings as the Company may reasonably request in connection with Subscriber's subscription for the Securities.

(c) *Purchase Price; Use of Funds.* Subject to the terms hereof, the Purchase Price shall be paid by Subscriber in United States Dollars and with immediately payable funds by wire transfer at the time of entering into this Agreement. The Company shall be permitted to use and/or spend all or part of the Purchase Price immediately upon the satisfaction of each of the following conditions: (i) the Company's receipt of the Purchase Price from Subscriber pursuant to the terms of this Subscription Agreement; (ii) the execution by Subscriber of the Operating Agreement and any other documents, questionnaires, notices, and undertakings as the Company may reasonably request; and (iii) the execution of this Subscription Agreement by Subscriber and the Company.

(d) *Closing.* The consummation of the purchase and sale of the Securities (the "Closing") on the date determined at the Company's sole discretion (the "Closing Date").

The closing of the purchase and sale of the Securities shall take place on the Closing Date, at such time as the Company later notifies Subscriber of, or at such time as reasonably possible after the Closing Date (the "Closing"), subject to the following conditions:

(i) The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount.

(ii) The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(iii) If the Company sets a Closing earlier than the Closing Date, the Company shall send a notice five days prior to the Closing to all investors and subscribers who have committed to invest in the Offering through a subscription agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Company will continue to accept commitments up to the Closing.

The obligations of the Subscriber to purchase and pay for the Securities specified in the investment commitment and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Subscriber contained in Section 3 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

(e) *Reasonable Efforts, Minimum Threshold*. The Securities are being offered on a "reasonable efforts basis with a minimum threshold". In this type of offering, funds can only be disbursed once the Target Offering Amount is reached.

(f) *Units Will Not be Certificated.* The Securities will be evidenced by the Operating Agreement, and the Company shall not be required to issue any certificates representing the Securities.

(g)*Additional Offers*. Subscriber understands that additional offers for securities may be extended by the Company across multiple investment rounds to potential future subscribers in the sole discretion of the Company, and that the Company's valuation of Securities and other terms of subscription are subject to change in each investment round in the reasonable discretion of the Company.

2. **Agreement to be Bound; Joinder to Operating Agreement.** This Subscription Agreement is intended to be read and construed in conjunction with the Company's limited liability company operating agreement attached hereto as Exhibit A and incorporated by reference herein (the "Operating Agreement"). Accordingly, pursuant to the terms and conditions of this Subscription Agreement, it is hereby agreed that the execution of this Subscription Agreement by Subscriber shall constitute agreement to be bound by the terms and conditions of this Subscription Agreement, and the terms and conditions of the Operating Agreement with respect to the Securities acquired hereunder with the same effect as if each of such separate but related agreements were separately signed, subject to the acceptance of this subscription by the Company.

3. **Representations, Warranties, and Agreements of Subscriber.** As of the Closing, Subscriber hereby represents and warrants to the Company, and hereby covenants and agrees with the Company, as follows:

(a) *Authorization.* Subscriber has full power and authority to enter into this Subscription Agreement and to perform Subscriber's obligations hereunder. This Subscription Agreement, when executed by Subscriber, will be a valid and binding agreement of Subscriber,

enforceable in accordance with its terms. If Subscriber is a trust or entity, Subscriber represents that the purchase of the Securities has been duly authorized by all necessary action on the part of the officers, fiduciaries, and/or beneficiaries of Subscriber, as applicable, and that the person signing this Subscription Agreement on behalf of Subscriber has been duly authorized by Subscriber to do so.

(b) *Understanding of Terms.* Subscriber, by reason of its or its representatives' knowledge and experience in financial and business matters, believes himself, herself, or itself capable of evaluating the merits and risks of this investment. Subscriber has carefully considered and has, to the extent Subscriber deems reasonably necessary, discussed with its professional legal, tax, and financial advisers (collectively, Subscriber's "Advisors") the suitability of an investment in the Company for Subscriber's particular tax and financial situation, and Subscriber has determined that the purchase of the Securities is a suitable investment given Subscriber's particular circumstances.

(c) *Purposes.* The Subscriber acknowledges that has thoroughly reviewed and understands the business of the Project prior to making their investment. The Subscriber also acknowledges and agrees that the managing member of the Company has full authority to invest the funds received by the Company as it deems necessary for the Project's purposes, in accordance with the terms outlined in the Subscription Agreement.

(d) *Securities Not Registered.* Subscriber has been advised and acknowledges that the issuance of the Securities will not be registered under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemptions from registration promulgated thereunder, and based in part upon the representations, warranties, and agreements of Subscriber contained herein, and, therefore, are "restricted securities". Subscriber also acknowledges that the issuance of the Securities will not be registered under the securities laws of any state. Consequently, Subscriber agrees that the Securities cannot be resold unless they are registered under the Act and applicable state securities laws, or unless an exemption from such registration is available. Subscriber has been advised and acknowledges that the Company is under no obligation to register the Securities or to take any action necessary in order to make available any exemption for the transfer of Securities without registration. Further, Subscriber acknowledges that the transfer of the Securities is limited by the terms of the Operating Agreement. Therefore, no public market for the resale of any of the Securities currently exists, and no such market may ever exist. Subscriber agrees that it must bear the economic and financial risk of investment in the Securities for an indefinite period of time. Subscriber has been advised and acknowledges that no federal or state agency has made any finding or determination as to the fairness or merits of an investment in the Company and that no such agency has made any recommendation or endorsement whatsoever with respect to an investment.

(e) *Long-term Investment Purpose.* Subscriber is purchasing the Securities solely for Subscriber's own account and not as nominee for, representative of, or otherwise on behalf of any other person. Subscriber is purchasing the Securities with the intention of holding the Securities for investment, with no present intention of participating directly or indirectly in a subsequent public distribution of the Securities unless registered under the Act and applicable state securities laws, or unless an exemption from such registration requirement is available. Subscriber will not make any sale, transfer, or other disposition of the Securities in violation of state or federal law, or in

violation of the transferability restrictions contained in the Operating Agreement. The Subscriber understands that the Securities may not be transferred by the Subscriber for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

(f) *Forward-Looking Statements.* Subscriber acknowledges that any estimates or forward-looking statements or projections included in any materials or information furnished to Subscriber or the Advisors in direct or indirect connection with the Securities (including the contents of this Subscription Agreement) were prepared by the Company in good faith, but necessarily involve numerous assumptions, risks, and uncertainties. These "forward-looking statements" may include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "predict," "hope," "will," "should," "could," "may," "future," "potential," or the negatives of these words and similar expressions. The actual results and business of the Company or other conditions may differ materially from those contemplated by any forward-looking statements contained in this Subscription Agreement or in related offering documentation or materials. The Company cannot guarantee its future results or performance, or what future business conditions may be. Subscriber is hereby cautioned not to put any undue reliance on any forward-looking statement, whether contained in this Subscription Agreement or any other document(s) or material(s) previously distributed by the Company to Subscriber.

(g) *Inspection and Review.* Subscriber has been given access to and an opportunity to examine such documents, materials, and information concerning the Company as Subscriber and the Advisors deem to be necessary or advisable in order to reach an informed decision as to an investment in the Company. Subscriber has carefully reviewed and understand these materials and has had answered to its full satisfaction any and all questions regarding the business, properties, prospects, and financial conditions of the Company. Subscriber acknowledges that it has had the opportunity to ask questions of, and receive answers from, or obtain additional information from, the officers of the Company concerning the financial and other affairs of the Company and, to the extent deemed necessary, Subscriber has asked such questions and received satisfactory answers and desires to invest in the Company. Subscriber has made independent investigation of the Company, its management, and related matters as they deem to be necessary or advisable in connection with the purchase of the Securities. All information relating to the Company and its business has been presented to Subscriber in a clear and understandable format.

(h) *Tax and Financial Information.* Subscriber further acknowledges that no representations or warranties of any nature have been made to Subscriber with respect to the ultimate consequences or tax consequence of Subscriber's investment in the Company.

(i) *No Inconsistent Statements.* No oral or written representations have been made, or oral or written information furnished, to Subscriber or the Advisors, if any, in connection with this offering which are in any way inconsistent with the information contained in this Subscription Agreement.

(j) *Speculative Investment.* Subscriber is aware that Subscriber's investment in the Company is speculative and involves a high degree of risk of loss arising from, amongst other things, substantial market, operational, competitive, and other risks, and, having made Subscriber's

own evaluation of the risks associated with this investment, Subscriber is aware of, and Subscriber has been advised that, Subscriber must bear the economic risks of a purchase of the Securities indefinitely. Subscriber and its Advisors have reviewed and understand, and have had the opportunity to ask questions and receive answers concerning, the risk factors herein contained. Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of Subscriber's investment, and Subscriber is able to bear such risks and has obtained, in the reasonable judgment of Subscriber and the Advisors, sufficient information from the Company or its authorized representatives to evaluate the merits and risks of such investment. Subscriber agrees that it must bear the economic and financial risk of investment in the Securities for an indefinite period of time. Subscriber has been advised and acknowledges that no federal or state agency has made any finding or determination as to the fairness or merits of an investment in the Company and that no such agency has made any recommendation or endorsement whatsoever with respect to an investment.

(k) *Cooperation with Company.* Within five (5) days after receipt of a written request from the Company, Subscriber will provide such information and deliver such documents as may be reasonably necessary to comply with any and all laws and ordinances to which the Company is subject.

(l) *No Dependency on Investment.* Subscriber warrants the following: (i) Subscriber has adequate means of providing for its current needs and possible contingencies, apart from any income that Subscriber might earn from an investment in the Company; (ii) Subscriber has no need for liquidity of Subscriber's investment in the Company; (iii) the Purchase Price does not exceed twenty percent (20%) of Subscriber's net worth; (iv) Subscriber has, alone, such knowledge and experience in business and financial affairs that Subscriber is capable of evaluating the relative risks and merits of this investment, and warrants that Subscriber's commitment to the investment herein described is suitable, and not excessive in view of Subscriber's net worth and financial circumstances.

(m) *Passive Investment.* Subscriber acknowledges and agrees that except as otherwise stated in the Operating Agreement, Subscriber will have no right or power to participate in the day-to-day management or control of the Company, and will not have an opportunity to evaluate the specific management decisions made by the Company except as may be expressly provided in the Operating Agreement of the Company.

(n) *Compliance with Patriot Act.* Subscriber shall use good faith and commercially reasonable efforts to comply with the Patriot Act (as defined below) and all applicable requirements of governmental authorities having jurisdiction over Subscriber, including those relating to money laundering and terrorism. For purposes hereof, the term "Patriot Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as the same may be amended from time to time, and corresponding provisions of future laws. Subscriber hereby represents that neither Subscriber nor its members, principals, directors, shareholders, partners or officers (if any) have been previously indicted for or convicted of any felony involving a crime or crimes of moral turpitude or for any Patriot Act Offense (as defined below). For purposes hereof, the term "Patriot Act Offense" means any violation of the criminal laws of the United States of America or of any of the several states, or

that would be a criminal violation if committed within the jurisdiction of the United States of America or any of the several states, relating to terrorism or the laundering of monetary instruments, including any offense under: (i) the criminal laws against terrorism; (ii) the criminal laws against money laundering; (iii) the Bank Secrecy Act, as amended; (iv) the Money Laundering Control Act of 1986, as amended; or (v) the Patriot Act.

(o) *Reliance on Subscriber's Representations.* Subscriber acknowledges and agrees that the Company and all current and future members thereof are relying on the agreements and representations herein contained. **Subscriber further understands that the representations and warranties made herein may be used as a defense in any actions relating to the Company, or the offering of the Securities in the Company.**

(p) *No Commissions.* In connection with the purchase of the Securities by Subscriber, Subscriber has not paid and will not pay, and has no knowledge of the payment of, any commission or other direct or indirect remuneration to any person or entity for soliciting or otherwise coordinating the purchase of the Securities.

(q) *Compliance with Foreign Securities Laws.* If Subscriber is not a U.S. person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that Subscriber has satisfied himself, herself or itself as to the full observance of the laws of Subscriber's jurisdiction in connection with his, her or its receipt of the Securities or any use of this Subscription Agreement, including without limitation: (i) the legal requirements within Subscriber's jurisdiction for the issuance of the Securities to Subscriber; (ii) any foreign exchange restrictions applicable to such issuance; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the issuance, holding, redemption, sale, or transfer of the Securities. Subscriber's receipt and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Subscriber's jurisdiction.

(r) *Confidentiality of Offering.* Subscriber acknowledges and agrees that this Subscription Agreement, and any accompanying documents delivered by the Company to Subscriber in connection with this subscription, are strictly confidential. Subscriber hereby represents and warrants that: (i) Subscriber has not distributed this Subscription Agreement and accompanying documents to anyone other than its Advisors; (ii) no one except such Advisors has used the accompanying documents, and Subscriber has not made copies of such documents; and (iii) if Subscriber decides not to purchase the Securities, Subscriber shall promptly return this Subscription Agreement and related materials to the Company immediately upon request.

(s) *Relation to Company.* Subscriber represents and warrants that Subscriber has a pre-existing personal or business relationship with one or more managers, directors, officers, or principals of the Company, consisting of personal or business contacts of a nature and duration sufficient to enable Subscriber, as a reasonably prudent investor, to be aware of the character, business acumen, and general business and financial circumstances of the persons with whom such relationship exists.

(t) *Accredited Investor.* If Subscriber is an individual, Subscriber further warrants

that Subscriber: (i) has a net worth (excluding home equity, home furnishings, and automobiles), or joint net worth with Subscriber's spouse, of at least $1,000,000; or (ii) Subscriber has had income in excess of $200,000, or joint income with Subscriber's spouse in excess of $300,000, in each of the past two calendar years, and reasonably expects during this calendar year to have income in excess of $200,000, or joint income with Subscriber's spouse in excess of $300,000; or (iii) Subscriber is otherwise an accredited investor under the Securities Act of 1933. If Subscriber is an entity, Subscriber warrants that: (i) all of the equity owners of such entity are accredited investors under the Securities Act of 1933; or (ii) Subscriber is otherwise an accredited investor under the Securities Act of 1933. Alternatively, if Subscriber is an unaccredited investor, Subscriber hereby represents and warrants that Subscriber has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the prospective investment, and has the financial capability to undertake such risks. Subscriber further agrees to furnish the Company with such information as it may request to establish its suitability as a prospective investor.

(u) *Survival.* Subscriber represents that the foregoing representations and warranties are true and correct as of the day hereof. The foregoing representations and warranties shall survive at Closing.

(v) *Further Assurances.* Subscriber shall promptly furnish to the Company any and all information concerning Subscriber and its investment in the Company that the Company may from time to time request for the purpose of complying with any federal, state, local, or foreign law, statute, rule, regulation, or governmental or regulatory requirement, including any change to Subscriber's state of residence, and Subscriber warrants and represents that, at the time any such information is furnished to the Company and on the Effective Date, such information will be accurate and complete.

4. **Representations and Warranties of the Company.** The Company hereby represents and warrants to Subscriber as follows:

(a) *Organization and Good Standing.* The Company is a limited liability company, duly organized, validly existing, and in good standing under the laws of the State of New York, has all requisite power to own, lease and operate its assets and to carry on its business as is presently being conducted, or as is planned in the future.

(b) *Authorization.* The Company has all requisite power and authority to execute and deliver this Subscription Agreement and all documents necessary or appropriate in order to effectuate fully the terms and conditions herein. The delivery of this Subscription Agreement has been duly authorized by all necessary action on the part of the Company and constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions, except as enforceability thereof may be limited by any applicable bankruptcy, reorganization, insolvency or other laws affecting creditors' rights generally or by general principles of equity. The sale and delivery of the Securities has been duly authorized by all requisite action of the Company and other required parties, if any.

(c) *Non-Contravention*. The execution, delivery and performance by the Company of

this Subscription Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof, including sale and delivery of the Securities, have not, and shall not: (i) violate any law to which the Company is subject; (ii) violate any provision of the Articles of Organization of the Company; (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any contract to which the Company is a party; or (iv) result in the imposition of any lien upon any of the assets of the Company.

(d) *Compliance with Law.* To the best of the Company's knowledge, and in conjunction with Subscriber's representations herein, the Company is compliant with all applicable laws, rules, regulations, orders, judgments, decrees, permits, licenses, and authorizations.

(e) *Litigation.* There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company, or (b) against any consultant, officer, director, manager, member, or key employee of the Company arising out of his or her consulting, employment, or board relationship with the Company that could otherwise materially impact the Company.

5. **Indemnification.** Subscriber agrees to indemnify and hold harmless the Company and its respective managers, members, officers, directors, employees, agents, advisors, counsel, control persons, principals, partners, parents, subsidiaries and affiliates from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false or inaccurate acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by Subscriber of any covenant or agreement made by Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Subscriber shall reimburse each indemnified person for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of Subscriber under this paragraph shall survive any closing applicable to Subscriber (or, if this Subscription Agreement is terminated by the Company, such termination), and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the indemnified persons.

6. **Risk Factors.** INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, INCLUDING A SUBSTANTIAL RISK OF LOSS OF PART OR ALL OF ANY INVESTMENT. THEREFORE, IN EVALUATING AN INVESTMENT IN THE COMPANY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AMONG OTHERS, AS WELL AS OTHER INFORMATION HEREIN CONTAINED, AND CONSULT WITH THEIR PROFESSIONAL ADVISORS. IF ANY OF THE EVENTS DESCRIBED IN THE RISK FACTORS BELOW OCCUR, THE COMPANY'S BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS, AND PROSPECTS COULD BE MATERIALLY ADVERSELY AFFECTED, WHICH IN TURN COULD ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN THE COMPANY.

The following list of risk factors is a collection of more serious risks known to Company management, but does not propose to be an exhaustive catalogue of all possible risks associated with an investment in the Company. The following discussion should not be construed as a presentation of the risk factors according to priority of importance.

(a) *Recently Organized Company/Limited Operating History*. The Company was recently organized and, other than in connection with this offering, has not engaged in any material business transactions since its inception. There can be no assurance that the Company's current business plan will prove successful, and there is no assurance that the Company will be able to operate profitably in spite of the best efforts of the Managing Member. In light of the limited operating history of the Company, the future prospects and profitability of the Company should be considered in light of the risks that can be encountered by similarly situated companies in their early stages of development. In addition, the Company is still in its commercial planning phase and any investment therein will constitute highly speculative seed capital.

(b) *Earnings and Distributions*. Payment of future distributions will be dependent upon multiple factors including, without limitation, the Company's earnings, sufficient cash flow, financial requirements, and others. No assurances can be given that the Company and/or the Project will operate profitably or declare and pay any future distributions, or that the Company and/or the Project will generate sufficient cash flow to meet the obligations of the Company, or that expected growth rates will be attained. In addition, no assurance can be made that Subscriber will either realize a return of or will recoup its capital investment in the Company.

(c) *Arbitrary Offering Price.* Prior to the offering made hereby, there has been no market for the Securities, and no regulatory agency or authority has set or recommended a price for the Securities. The offering price of the Securities has been arbitrarily determined by the Company subject to the consideration of several factors. The offering price set forth herein should not, therefore, be considered an indication of the actual value of the Securities.

(d) *Conflicts of Interest*. The Company and the Managing Member are subject to various conflicts of interest. In the event of any conflict between the interests of the Managing Member and those of the Company, the parties will seek to resolve such conflict in as equitable a manner as possible under the prevailing facts and circumstances, but there can be no assurance that any such conflict will be resolved in a manner advantageous to the Company. The Company and the Managing Member are not represented by separate counsel.

(e) *Liability of Members*. Members of the Company are generally not liable for the obligations of the Company beyond the extent of their capital contributions and share of undistributed profits of the Company. Notwithstanding the foregoing, New York takes the position that certain limited liability company members who own requisite amounts of voting securities may be liable for unpaid sales taxes of a limited liability company. New York also takes the position under Wage Theft and Prevention Act, as may be amended from time to time, that the ten (10) members of a limited liability company with the largest ownership share in that company may be held jointly and severally liable for any and all debts, wages, or salaries due and owing to the company's employees and contractors for their services to the company, and that employees and contractors may recover liquidated damages, penalties, interest, and attorneys' fees or costs incurred

in successfully pursuing such claims, provided that the plaintiff employee or contractor affords such member or members at least one hundred and eighty (180) days' written notice of such suit.

(f) *Economic Risks*. The United States economy continues to face instability and uncertainty. As a result, the Company and/or the Project may have difficulty obtaining equity or debt financing on favorable terms, or at all, and the Company and/or the Project may have trouble generating business. The Company also depends on both local residents and business travelers to frequent the location, and their ability to do so largely depends upon the state of an uncertain economy. If the number of visitors to the area declines due to economic conditions or their discretionary consumer spending changes, the Company's revenues could decline significantly, and the results of operations could be adversely affected.

(g) *Tax Matters.* The tax aspects of an investment in the Company are complicated, and Subscriber is hereby advised to have them reviewed by professional advisers familiar with Subscriber's personal tax situation and with the tax laws and regulations applicable to such investments.

7. **Confidentiality.** Subscriber acknowledges and agrees that any information or data that Subscriber has acquired from or about the Company and/or its representatives and affiliates, not otherwise properly in the public domain, was received in confidence. Subscriber agrees not to divulge, communicate, or disclose, except as may be required by law or for the performance of this Subscription Agreement, or use to the detriment of the Company or its affiliates or for the benefit of any other person or persons, or misuse in any way, any confidential information of the Company, including any scientific, technical, trade or business secrets of the Company and its affiliates and any scientific, technical, trade or business materials that are treated by the Company as confidential or proprietary, including, but not limited to, ideas, discoveries, inventions, techniques, processes, developments and improvements belonging to the Company or its affiliates and confidential information obtained by or given to the Company or its affiliates about or belonging to third parties. Notwithstanding the foregoing, Subscriber understands that information relating to Subscriber shall appear on the financial statements and other records of the Company. Subscriber acknowledges and agrees that other Company members may receive such information as permitted by the Operating Agreement or as required by applicable laws and may share such information with their advisors.

8. **Blue Sky Qualification.** The purchase of Securities under this Subscription Agreement is expressly conditioned upon the exemption from qualification of the offer and sale of the Securities from applicable federal and state securities laws. The Company shall not be required to qualify this transaction under the securities laws of any jurisdiction and, should qualification be necessary, the Company shall be released from any and all obligations to maintain its offer, and may rescind any sale contracted, in the jurisdiction.

9. Miscellaneous.

(a) *Entire Agreement.* This Subscription Agreement and the Operating Agreement contain the entire agreement of the parties, and there are no representations, covenants, or other agreements except as stated or referred to herein or therein.

(b) *Amendment and Waiver.* Neither this Subscription Agreement nor any provisions hereof will be waived, modified, discharged, or terminated except by written instrument executed by the party against whom any such waiver, change, discharge, or termination is sought to be enforced.

(c) *Irrevocability; Binding Effect.* Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by Subscriber, except as required by applicable law and the regulation crowdfunding statutes and rules, and that this Subscription Agreement shall survive the death or disability of Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If Subscriber is more than one person, the obligations of Subscriber hereunder shall be joint and several, and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

(d) *Fees and Expenses.* Each of the Parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or other engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(e) *Counterparts.* This Subscription Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument. Signed facsimile counterparts to this Subscription Agreement or signed counterparts delivered in .pdf or other electronic format shall be acceptable and binding and treated in all respects as having the same effect as an original signature.

(f) *Severability*. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

(g) *Interpretation.* The titles, subtitles, and headings used in this Subscription Agreement are for convenience only, and are not to be considered in construing or interpreting this Subscription Agreement. The language used in this Subscription Agreement shall be deemed to be the language chosen by the Parties to express their mutual agreement; any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Subscription Agreement. The words "include" and "including" and variations thereof shall be deemed to be followed by the words "without limitation." "Or" is used in the inclusive sense of "and/or." The words "hereof," "herein," "hereby," "hereunder," and similar terms in this Subscription Agreement refer to this Subscription Agreement as a whole and not to any particular provision hereof. Except as otherwise indicated, all references in this Subscription Agreement to "Articles," "Sections," "Schedules," and "Exhibits" are intended to refer to those belonging to this Subscription Agreement. Whenever used herein, the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall be applicable to both genders.

(h) *Assignment.* This Subscription Agreement and the rights, interests, and obligations hereunder are not transferable or assignable by Subscriber, and the transfer or assignment of the Securities shall be made only in accordance with all applicable laws and subject to the Operating Agreement.

(i) *Notices.* Any notice, demand, or other communication that any party hereby may be required or may elect to give to anyone interested hereunder will be sufficiently given if (i) deposited, postage prepaid, in a U.S. Postal Service letter box, registered or certified mail, return receipt requested, addressed to such address as may be given herein three (3) business days after such deposit; or (ii) delivered by reputable overnight courier, on the first business day after being sent by such courier; or (iii) delivered personally at such address, on the day of such delivery. The Company's address for notices is as set forth in the Operating Agreement, and Subscriber's address for notices is set forth on the Subscriber's WeFunder profile. Copies of all notices to the Company (which copies will not constitute notice) shall be given to eleaclair@sixandmidnight.com.

(j) *Governing Law; Arbitration.* This Subscription Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York without regard to principles of conflict of laws. The Parties agree to submit all controversies, disputes, claims, and matters of difference arising out of or relating to this Agreement to arbitration administered by the American Arbitration Association in New York, New York, in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in force. This submission and agreement to arbitrate shall be specifically enforceable in the Supreme Court of the State of New York, County of New York. The Parties are otherwise waiving their right to seek remedies in court, including the right to a jury trial. Arbitration may proceed in the absence of one party if proper notice of the proceeding has been given to such party. The Parties agree to abide by all awards rendered in such proceedings. Such awards shall be final and binding on all Parties and judgment on any award may be entered in any court having jurisdiction thereof. The prevailing party shall recover all reasonable attorneys' fees and costs from opposing party.

[*signature page(s) to follow*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

COMPANY:

Her Song Film LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

INVESTOR:

[Entity Name]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited